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EXHIBIT 3.6
CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
TORVEC, INC.
Under Section 805 of the Business Corporation Law
     The undersigned being the President and Secretary of Torvec, Inc., do hereby certify and set forth:
     1. The name of the Corporation is Torvec, Inc.
     2. The Certificate of Incorporation of the Corporation was filed by the Department of State on September 25, 1996.
     3. The Certificate of Incorporation is hereby amended to increase the aggregate number of shares the Corporation has the authority to issue. Currently, the Corporation has the authority to issue up to 140,000,000 shares, consisting of 40,000,000 common shares, $.01 par value, and 100,000,000 preferred shares, $.01 par value, of which 32, 125,106 shares are issued and 107,874,894 are unissued. Article 7 of the Certificate of Incorporation is hereby amended to add an additional 360,000,000 authorized common shares of stock, $.01 par value. After the amendment, the Corporation shall have authority to issue up to 500,000,000 shares, consisting of 400,000,000 common shares, $.01 par value and 100,000,000 preferred shares, $.01 par value, of which 32,125,106 shares are issued and 467,874,894 are unissued.
          To effect these changes, Article 7 of the Corporation’s Certificate of Incorporation is hereby amended to read as follows:
“7. The aggregate number of shares which this Corporation shall have authority to issue is five hundred million (500,000,000) shares, which are to be divided into classes as follows:
four hundred million (400,000,000) common shares with a par value of $.01 per share;
one hundred million (100,000,000) preferred shares with a par value of $.01 per share.
     The Corporation shall have authority to issue its preferred shares in series. The Corporation’s Board of Directors is vested with authority to establish and designate each series, to fix the number of shares therein, and the variations and the relative rights, preferences, and limitations as between series, subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.”
     4. This amendment to the Certificate of Incorporation was authorized by the unanimous vote of the Board of Directors followed by the affirmative vote of the holders of a majority of all issued and outstanding shares entitled to vote thereon at the Annual Meeting of Shareholders duly called and held on January 25, 2007, a quorum being present.
          IN WITNESS WHEREOF, the undersigned have executed this Certificate this 26th day of January, 2007 and affirm under penalties of perjury that the foregoing statements are true and complete.

Keith E. Gleasman, President

Herbert H. Dobbs, Secretary